# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Carter's Inc, CIK 0001060822
CUSIP: 146229109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3438 Peachtree Road NE, Suite 1800, Atlanta, Georgia (GA), 30326
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001163368

## Reporting persons
- Pacific Investment Management Company LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,890,588; shared voting power 0; sole dispositive power 1,890,588; shared dispositive power 0; aggregate amount beneficially owned 1,890,588 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Carter's Inc
Address of issuer's principal executive offices: Phipps Tower, 3438 Peachtree Road NE, Suite 1800, Atlanta, GA, 30326

## Item 2. Person Filing
Name of person filing: Pacific Investment Management Company LLC ("PIMCO")
Address of principal business office or, if none, residence: 650 Newport Center Drive, Newport Beach, CA 92660
Citizenship: Filer is organized in Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
1,890,588
The information requested herein is incorporated by reference to the cover page to this Schedule 13G.

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO's affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release. PIMCO also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.
Percent of class:
5.1%

Based on 36,711,185 shares of Common Stock outstanding as of July 24, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 4, 2026 filed with the Securities and Exchange Commission on July 31, 2026.
Sole power to vote or to direct the vote: 1,890,588
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,890,588
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Pacific Investment Management Company LLC: /s/ Alyssa Creighton, Alyssa Creighton, Senior Vice President (08/06/2026)